November 26, 2024

Kenneth Young
Chief Executive Officer
Babcock & Wilcox Enterprises, Inc.
1200 East Market Street
Akron, Ohio 44305

       Re: Babcock & Wilcox Enterprises, Inc.
           Registration Statement on Form S-3
           Filed November 21, 2024
           File No. 333-283368
Dear Kenneth Young:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eranga Dias at 202-551-8107 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing